UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

450 Fifth Street, N.W.

Washington, D.C. 20549

REPORT OF

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

In respect of its

U.S. Dollar 5,000,000,000 0.875 per cent. Notes due July 19, 2018

Filed pursuant to Rule 3 of Regulation BW

Dated: April 18, 2016

The following information regarding the U.S. Dollar 5,000,000,000 0.875 per cent. Notes due July 19, 2018 (the “Notes”) of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the “Prospectus”) for the Bank’s Global Debt Issuance Facility (the “Facility”), the most recent version of which (dated May 28, 2008) is already on file with the Securities and Exchange Commission and in the form of an Information Statement (the “Information Statement”), the most recent version of which (dated September 17, 2015) is already on file with the Securities and Exchange Commission.

Item 1.    Description of Obligations

(a) U.S. Dollar 5,000,000,000 0.875 per cent. Notes due July 19, 2018.

(b) The interest rate per U.S. Dollar 1,000 (the “Specified Denomination”) shall be 0.875 per cent. per annum, payable semi-annually in arrear on each January 19 and July 19, commencing July 19, 2016, and ending on July 19, 2018.

(c) Maturing July 19, 2018. The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered. Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

(d) Not Applicable.

(e) Bank’s standard negative pledge clause (see Condition 4 on page 22 of the Prospectus).

(f) Not Applicable.

(g) No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

(h) See Prospectus, pages 8-13.

(i) Federal Reserve Bank of New York, 33 Liberty Street, New York, New York 10045.

Item 2.    Distribution of Obligations

As of April 14, 2016, the Bank entered into a Terms Agreement with Barclays Bank PLC, BNP Paribas, BMO Capital Markets Corp, CastleOak Securities, L.P., Citigroup Global Markets Inc., Crédit Agricole Corporate and Investment Bank, Deutsche Bank AG, London

Branch, Goldman Sachs International, HSBC Bank plc, Incapital LLC, J.P. Morgan Securities plc, Merrill Lynch International, Mizuho International plc, Morgan Stanley & Co. International plc, Natixis, Nomura International plc, RBC Capital Markets, LLC, Scotiabank Europe plc, The Toronto-Dominion Bank and Wells Fargo Securities, LLC (collectively, the “Managers”), pursuant to which the Bank agreed to issue, and the Managers agreed to purchase, a principal amount of the Notes aggregating USD 5,000,000,000 at 99.823% of par. The Notes will be offered for sale subject to issuance and acceptance by the Managers and subject to prior sale. Delivery of the Notes is expected to be made on or about April 19, 2016.

The Terms Agreement provides that the obligations of the Managers are subject to certain conditions, including the continued accuracy of the Bank’s representations and warranties set forth in the Bank’s Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the “Standard Provisions”), the most recent version of which (dated as of May 28, 2008) is already on file with the Securities and Exchange Commission.

Item 3.    Distribution Spread

Price to Public	Selling Discounts and Commissions	Proceeds to the Bank
Per Unit: 99.823%	0.075%	99.748%
Total: USD 4,991,150,000	USD 3,750,000	USD 4,987,400,000

Item 4.    Discounts and Commissions to Sub-Underwriters and Dealers

None

Item 5.    Other Expenses of Distribution

As the Notes are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not yet known.

Item 6.    Application of Proceeds

The net proceeds will be used in the general operations of the Bank.

Item 7.    Exhibits

A.	Final Terms dated April 14, 2016.

B.	Terms Agreement dated April 14, 2016.

EXECUTION VERSION

Final Terms dated April 14, 2016

International Bank for Reconstruction and Development

Issue of US$5,000,000,000 0.875 per cent. Notes due July 19, 2018 under the

Global Debt Issuance Facility

Terms used herein shall be deemed to be defined as such for the purposes of the terms and conditions (the “Conditions”) set forth in the Prospectus dated May 28, 2008. This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with such Prospectus.

SUMMARY OF THE NOTES

1.	Issuer:	International Bank for Reconstruction and Development (“IBRD”)

2.	(i) Series Number:	11409

	(ii) Tranche Number:	1

3.	Specified Currency or Currencies (Condition 1(d)):	United States Dollars (“US$”)

4.	Aggregate Nominal Amount:

	(i) Series:	US$5,000,000,000

	(ii) Tranche:	US$5,000,000,000

5.	(i) Issue Price:	99.823 per cent. of the Aggregate Nominal Amount

	(ii) Net proceeds:	US$4,987,400,000

6.	Specified Denominations (Condition 1(b)):	US$1,000 and integral multiples thereof

7.	Issue Date:	April 19, 2016

8.	Maturity Date (Condition 6(a)):	July 19, 2018

9.	Interest Basis (Condition 5):	0.875 per cent. Fixed Rate (further particulars specified below)

10.	Redemption/Payment Basis (Condition 6):	Redemption at par

11.	Change of Interest or Redemption/Payment Basis:	Not Applicable

12.	Call/Put Options (Condition 6):	Not Applicable

13.	Status of the Notes (Condition 3):	Unsecured and unsubordinated

14.	Listing:	Luxembourg Stock Exchange

15.	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	Fixed Rate Note Provisions (Condition 5(a)):		Applicable

	(i)	Rate of Interest:	0.875 per cent. per annum payable semi-annually in arrear

	(ii)	Interest Payment Date(s):	January 19 and July 19 of each year, from and including July 19, 2016, to and including the Maturity Date, not subject to adjustment in accordance with a Business Day Convention

	(iii)	Interest Period Date(s):	Each Interest Payment Date

	(iv)	Business Day Convention:	Not Applicable

	(v)	Fixed Coupon Amount(s):	US$4.38 per minimum Specified Denomination

	(vi)	Broken Amount(s):	Initial Broken Amount of US$2.19 per minimum Specified Denomination, payable on July 19, 2016

	(vii)	Day Count Fraction (Condition 5(l)):	30/360

	(viii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable

PROVISIONS RELATING TO REDEMPTION

17.	Final Redemption Amount of each Note (Condition 6):		US$1,000 per minimum Specified Denomination

18.	Early Redemption Amount (Condition 6(c)):		As set out in the Conditions

GENERAL PROVISIONS APPLICABLE TO THE NOTES

19.	Form of Notes (Condition 1(a)):		Fed Bookentry Notes:

Fed Bookentry Notes available on Issue Date

20.	New Global Note:		No

21.	Financial Centre(s) or other special provisions relating to payment dates (Condition 7(h)):		New York

22.	Governing law (Condition 14):		New York

23.	Other final terms:		Not Applicable

DISTRIBUTION

24.	(i) If syndicated, names of Managers and underwriting commitments:	BNP Paribas: Goldman Sachs International: Morgan Stanley & Co. International plc: RBC Capital Markets, LLC: Citigroup Global Markets Inc.:	US$1,198,750,000 US$1,198,750,000 US$1,198,750,000 US$1,198,750,000 US$57,000,000
Crédit Agricole

Corporate and Investment Bank:

Deutsche Bank AG, London Branch:

Wells Fargo Securities, LLC:

Barclays Bank PLC:

BMO Capital Markets Corp.:

CastleOak Securities, L.P.:

HSBC Bank plc:

Incapital LLC:

J.P. Morgan Securities plc:

Merrill Lynch International:

Mizuho International plc:

Natixis:

Nomura International plc:

Scotiabank Europe plc:

The Toronto-Dominion Bank:

US$25,000,000 US$30,000,000 US$45,000,000 US$4,000,000 US$4,000,000 US$4,000,000 US$4,000,000 US$4,000,000 US$4,000,000 US$4,000,000 US$4,000,000 US$4,000,000 US$4,000,000 US$4,000,000 US$4,000,000

	(ii) Stabilizing Manager(s) (if any):	Not Applicable

25.	If non-syndicated, name of Dealer:	Not Applicable

26.	Total commission and concession:	0.075 per cent. of the Aggregate Nominal Amount

27.	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

28.	ISIN Code:	US459058FE81

29.	CUSIP:	459058FE8

30.	Common Code:	139661796

31.	Any clearing system(s) other than Euroclear Bank S.A./N.V., Clearstream Banking, société anonyme and The Depository Trust Company and the relevant identification number(s):	Bookentry system of the Federal Reserve Banks; Euroclear Bank S.A./N.V.; Clearstream Banking, société anonyme

32.	Delivery:	Delivery against payment

33.	Intended to be held in a manner which would allow Eurosystem eligibility:	Not Applicable

GENERAL INFORMATION

IBRD’s most recent Information Statement was issued on September 17, 2015.

LISTING APPLICATION

These Final Terms comprise the final terms required for the admission to the Official List of the Luxembourg Stock Exchange and to trading on the Luxembourg Stock Exchange’s regulated market of the Notes described herein issued pursuant to the Global Debt Issuance Facility of International Bank for Reconstruction and Development.

SUPPLEMENTAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The disclosure in the accompanying Prospectus under the heading “Tax Matters—United States Federal Income Taxation” should apply to the Notes. The following supplements the disclosure therein with respect to U.S. Holders (as defined in the accompanying Prospectus) and is subject to the limitations and exceptions set forth therein.

Information with Respect to Foreign Financial Assets. Owners of “specified foreign financial assets” with an aggregate value in excess of US$50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions (which may include the Notes), as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. Holders should consult their tax advisors regarding the application of this reporting obligation to their ownership of the Notes.

Medicare Tax. A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax (the “Medicare tax”) on the lesser of (1) the U.S. Holder’s “net investment income” (or “undistributed net investment income” in the case of an estate or trust) for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between US$125,000 and US$250,000, depending on the individual’s circumstances). A U.S. Holder’s net investment income generally includes its gross interest income and its net gains from the disposition of Notes, unless such interest payments or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. Holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the Notes.

RESPONSIBILITY

IBRD accepts responsibility for the information contained in these Final Terms.

Signed on behalf of IBRD:

By:	/s/ Huy-Long Le
Name: Huy-Long Le
Title: Authorized Officer

Duly authorized

EXECUTION VERSION

TERMS AGREEMENT NO. 11409 UNDER THE FACILITY

April 14, 2016

International Bank for Reconstruction

and Development

1818 H Street, N.W.

Washington, D.C. 20433

The undersigned agree to purchase from you (the “Bank”) the Bank’s US$5,000,000,000 0.875 per cent. Notes due July 19, 2018 (the “Notes”) described in the Final Terms, dated as of the date hereof (the “Final Terms”) at 11:00 a.m. New York time on April 19, 2016 (the “Settlement Date”) at an aggregate purchase price of US$4,987,400,000 (which is 99.748 per cent. of the aggregate nominal amount of the Notes) on the terms set forth herein and in the Standard Provisions, amended and restated as of May 28, 2008, relating to the issuance of Notes by the Bank (the “Standard Provisions”), incorporated herein by reference. In so purchasing the Notes, each of the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term “Notes” refers to the Notes as defined herein and the term “Time of Sale” refers to April 12, 2016, 1:31 p.m. London time. All other terms defined in the Prospectus, the Final Terms relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the “Prospectus” revised to read the “Prospectus as amended and supplemented with respect to Notes at the date hereof”) are true and correct on the date hereof.

The obligation of each of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank’s representations and warranties contained in the Standard Provisions and to the Bank’s performance and observance of all applicable covenants and agreements contained therein. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of a letter from each of Sullivan & Cromwell LLP and KPMG LLP addressed to each of the undersigned and giving the undersigned the full benefit of the existing validity opinion or accountants’ letter of such firm as of the date of such existing validity opinion or accountants’ letter.

Subject to Section 5.6 of the Standard Provisions, the Bank certifies to each of the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and profits and losses of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1	The Bank agrees that it will issue the Notes and the Dealers named below severally and not jointly agree to purchase the Notes at the purchase price specified above (being equal to the issue price of 99.823 per cent. less the underwriting discount and commission of 0.075 per cent. of the aggregate nominal amount of the Notes).

The respective nominal amounts of the Notes that each of the Dealers commits to underwrite are set forth opposite their names below:

Name	Nominal Amount
BNP Paribas:	US$	1,198,750,000
Goldman Sachs International:	US$	1,198,750,000
Morgan Stanley & Co. International plc:	US$	1,198,750,000
RBC Capital Markets, LLC:	US$	1,198,750,000
Citigroup Global Markets Inc.:	US$	57,000,000
Crédit Agricole Corporate and Investment Bank:	US$	25,000,000
Deutsche Bank AG, London Branch:	US$	30,000,000
Wells Fargo Securities, LLC:	US$	45,000,000
Barclays Bank PLC:	US$	4,000,000
BMO Capital Markets Corp.:	US$	4,000,000
CastleOak Securities, L.P.:	US$	4,000,000
HSBC Bank plc:	US$	4,000,000
Incapital LLC:	US$	4,000,000
J.P. Morgan Securities plc:	US$	4,000,000
Merrill Lynch International:	US$	4,000,000
Mizuho International plc:	US$	4,000,000
Natixis:	US$	4,000,000
Nomura International plc:	US$	4,000,000
Scotiabank Europe plc:	US$	4,000,000
The Toronto-Dominion Bank:	US$	4,000,000

Total:	US$	5,000,000,000

2	Payment for and delivery of the Notes shall be made each against the other on the Settlement Date. The Notes shall be delivered in book entry form to the following account at the Federal Reserve Bank of New York: ABA No. 021000018 BK of NYC/GIL; and payment of the purchase price specified above shall be delivered in immediately available funds to the Bank’s account at the Federal Reserve Bank of New York: ABA No. 021081367 (IBRD WASH/ISSUER – CODE 2500).

3	The Bank hereby appoints each of the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. Each of the undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. Each of the undersigned acknowledges having received copies of the documents listed in Exhibit A to the Standard Provisions which it has requested.

4	In consideration of the Bank appointing each of the undersigned as a Dealer solely with respect to this issue of Notes, each of the undersigned hereby undertakes for the benefit of the Bank and each of the other Dealers that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5	The Joint Lead Managers hereby agree to pay the following expenses, if applicable:

(a)	all initial and ongoing costs and expenses of listing the Notes on the Luxembourg Stock Exchange (including, without limitation, the costs and expenses of the listing agent and for the notices required to be published in connection with the issue and initial and continued listing of the Notes);

(b)	any fees of the Federal Reserve Bank of New York in its capacity as Fiscal Agent for the Notes;

(c)	the legal fees and expenses of Sullivan & Cromwell LLP, counsel to the Dealers; and

(d)	the agreed fees and expenses of KPMG LLP in connection with the reliance letter to be delivered in relation to the Notes.

6	Each of the undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of each of the undersigned which have arisen prior to such termination.

For purposes hereof, the notice details of the undersigned are as follows:

c/o Goldman Sachs International

Peterborough Court

133 Fleet Street

London EC4A 2BB

Attention: Syndicate Desk

Telefax: +44 20 7774 2330

7	Notwithstanding any other term of this Terms Agreement or any other agreements, arrangements, or understanding between a Dealer and the Bank, the Bank acknowledges, accepts, and agrees to be bound by:

(i)	the effect of the exercise of Bail-in Powers by the Relevant Resolution Authority in relation to any BRRD Liability of a Dealer to the Bank under this Terms Agreement, that (without limitation) may include and result in any of the following, or some combination thereof:

a.	the reduction of all, or a portion, of the BRRD Liability or outstanding amounts due thereon;

b.	the conversion of all, or a portion, of the BRRD Liability into shares, other securities or other obligations of a Dealer or another person (and the issue to or conferral on the Bank of such shares, securities or obligations);

c.	the cancellation of the BRRD Liability; and/or

d.	the amendment or alteration of any interest, if applicable, thereon, the maturity or the dates on which any payments are due, including by suspending payment for a temporary period; and

(ii)	the variation of the terms of this Terms Agreement relating to such BRRD Liability, as deemed necessary by the Relevant Resolution Authority, to give effect to the exercise of Bail-in Powers by the Relevant Resolution Authority.

As used in this Terms Agreement:

“Bail-in Legislation” means in relation to a member state of the European Economic Area which has implemented, or which at any time implements, the BRRD, the relevant implementing law, regulation, rule or requirement as described in the EU Bail-in Legislation Schedule from time to time;

“Bail-in Powers” means any Write-down and Conversion Powers as defined in relation to the relevant Bail-in Legislation;

“BRRD” means Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms;

“EU Bail-in Legislation Schedule” means the document described as such, then in effect, and published by the Loan Market Association (or any successor person) from time to time at http://www.lma.eu.com/;

“BRRD Liability” has the same meaning as in such laws, regulations, rules or requirements implementing the BRRD under the applicable Bail-in Legislation; and

“Relevant Resolution Authority” means the resolution authority with the ability to exercise any Bail-in Powers in relation to a Dealer.

8	Nothing in this Terms Agreement shall operate as or be construed to constitute a waiver, renunciation or any other modification of any privilege or immunity of the Bank under the Bank’s Articles of Agreement, or applicable law or international law.

9	If a default occurs with respect to one or more of the several underwriting commitments to purchase any Notes under this Agreement, Dealers who have not defaulted with respect to their respective several underwriting commitments will take up and pay for, as nearly as practicable in proportion to their respective several underwriting commitments, Notes as to which such default occurred, up to but not exceeding in the aggregate 20 per cent. of the nominal amount of the Notes for which the non-defaulting Dealers were originally committed; provided, however, that if the aggregate nominal amount of Notes as to which such default occurred exceeds 16.667 per cent. of the principal amount of the Notes, the non-defaulting Dealers shall be entitled to terminate this Agreement without any liability on the part of any non-defaulting Dealers. Nothing herein will relieve a defaulting Dealer from liability for its default.

10	All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 9 of the Standard Provisions.

11	This Terms Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

GOLDMAN SACHS INTERNATIONAL

By:	/s/ Francesca Smith
	Name:	Francesca Smith
	Title:	Authorised Signatory

BNP PARIBAS

MORGAN STANLEY & CO. INTERNATIONAL PLC

RBC CAPITAL MARKETS, LLC

(together with Goldman Sachs International, the “Joint Lead Managers”)

CITIGROUP GLOBAL MARKETS INC.

CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK

DEUTSCHE BANK AG, LONDON BRANCH

WELLS FARGO SECURITIES, LLC

BARCLAYS BANK PLC

BMO CAPITAL MARKETS CORP.

CASTLEOAK SECURITIES, L.P.

HSBC BANK PLC

INCAPITAL LLC

J.P. MORGAN SECURITIES PLC

MERRILL LYNCH INTERNATIONAL

MIZUHO INTERNATIONAL PLC

NATIXIS

NOMURA INTERNATIONAL PLC

SCOTIABANK EUROPE PLC

THE TORONTO-DOMINION BANK

(together with the Joint Lead Managers, the “Dealers”)

By:	GOLDMAN SACHS INTERNATIONAL

By:	/s/ Francesca Smith
	Name:	Francesca Smith
	Title:	Authorised Signatory

CONFIRMED AND ACCEPTED, as of the

date first written above:

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

By:	/s/ Huy-Long Le
	Name:	Huy-Long Le
Authorized Officer